UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

CONTENTS

On December 14, 2020, Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company”) held its 2020 Annual General Meeting of Shareholders (the “Annual Meeting”).  At the Annual Meeting, the Company’s shareholders voted on three proposals, which were described in the notice and proxy statement relating to the Annual Meeting (annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 4, 2020).

Three proposals were submitted to Taro’s shareholders at the Annual Meeting, all of which were duly approved by the requisite majority as defined by the Israeli Companies Law 5759-1999 (the "Companies Law") and the Company’s Articles of Association, as amended.  The three proposals presented at the Annual Meeting (and the results with respect to each) were as follows:

1.

Re-election to the Company’s Board of Directors (the “Board of Directors”) of each of Dilip Shanghvi, Abhay Gandhi, Sudhir Valia, Uday Baldota, James Kedrowski and Dov Pekelman as an ordinary/non-External Director, as defined in the Companies Law, to serve for a one-year term, until the close of the next annual general meeting of shareholders (Approved).

2.

Approval of the renewal for an additional three-year period of an updated version of the Company’s Compensation Policy for Office Holders (the “Compensation Policy”) that (i) maintains the existing compensatory terms, and (ii) inserts into the Compensation Policy (x) a maximum coverage level of $100 million under the Company’s directors and officers liability (“D&O”) insurance policy and (y) a requirement that premiums and deductibles paid by the Company under its D&O insurance policies be consistent with market terms and not material to the Company (Approved).

3.

Re-appointment of Ziv Haft Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors for the fiscal year ending March 31, 2021, and the additional period until the close of the next annual general meeting of shareholders of the Company, and to authorize their remuneration to be fixed, in accordance with the volume and nature of their services, by the Board of Directors or the Audit Committee thereof (Approved).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 21, 2020

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:  /s/ Uday Baldota

Name:Uday Baldota

Title:Chief Executive Officer and Director